June 18, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Jeff Kauten, Staff Attorney, Office of Technology

RE:	Global Blue Group Holding AG

Registration Statement on Form F-4

Filed February 24, 2020

File No. 333-236581

Dear Mr. Kauten:

This letter is sent in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated March 20, 2020 (the “Comment Letter”) regarding the above-referenced filing of Global Blue Group Holding AG (the “Company”) which filing included a preliminary prospectus of the Company and a preliminary proxy statement of Far Point Acquisition Corporation (“FPAC”).

Please note that the Company today filed with the Commission Amendment No. 1 to the Registration Statement on Form F-4 (“Amendment No. 1”) reflecting, among other things, the revisions set forth below. Amendment No. 1 also addresses the comments raised by the Staff in a telephone conversation with us on March 20, 2020. In particular, Amendment No. 1 includes new disclosure to address the impact of COVID-19.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter. Page references in the text of the Company’s responses correspond to page numbers in Amendment No. 1 unless otherwise noted. Capitalized terms used in the Company’s responses below but otherwise not defined herein shall have the meanings ascribed to such terms in Amendment No. 1.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060                     +1.212.309.6000

United States                                             +1.212.309.6001

Mr. Jeff Kauten

June 18, 2020

Registration Statement on Form F-4 filed on February 24, 2020

Cover Page

1.

Comment: Please revise the cover page of the proxy statement/prospectus so that it describes the business combination and related transactions, their purpose and their effect in plain English rather reciting complex and technical details and defining numerous terms.

Response: In response to this comment, the cover page of the proxy statement/prospectus included in Amendment No. 1 has been revised.

Questions and Answers About the Proposals for Stockholders

Q. What happens if a substantial number of Public Stockholders…, page 23

2.	Comment: Please disclose that if the company is unable to meet the listing standards for the NYSE or another securities exchange that the merger will not be consummated.

Response: In response to this comment, page 24 of Amendment No. 1 has been revised.

Other Financial Data of Global Blue, page 39

3.

Comment: We note your disclosure of Adjusted Effective Tax Rate on page 42. Please revise page 42 to disclose the Effective Tax Rate calculated in accordance with IFRS with greater prominence. Refer to Item 10(e)(1) of Regulation S-K. Similar concerns apply to the disclosure of Adjusted Effective Tax Rate throughout the filing.

Response: In response to this comment, the disclosure on page 45 of Amendment No. 1 has been revised. The disclosure now includes a new IFRS unadjusted metric referred to as Effective Tax Rate, which is calculated as IFRS income tax expense divided by profit before tax (both as reported on the income statement). Effective Tax Rate is now disclosed with greater prominence than the non-IFRS measure Adjusted Effective Tax Rate. Similar updates have been made on pages 240, 244 and 248 in the section titled “Global Blue’s Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

4.

Comment: We note your presentation of Free Cash Flow to Equity on page 43 and throughout your filing. Please revise to reconcile to the most directly comparable IFRS measure, cash used in operating activities. Also, revise to label the measure “Adjusted Free Cash Flow.” Refer to Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: In response to this comment, the disclosure on pages 42 and 46 of Amendment No. 1 has been revised to reconcile net cash provided by operating activities to Adjusted Free Cash Flow (as the Company has re-labelled the non-IFRS metric). Corresponding updates have been made throughout the filing.

Mr. Jeff Kauten

June 18, 2020

Conversion Rate is a non-IFRS metric that shows how much Adjusted EBITDA is available post capital expenditures to service other cash expenditures (e.g., cash taxes, cash interest, principal elements of lease payments). As such, the Company thinks the most directly comparable metric is Adjusted EBITDA, which is defined and reconciled to the most comparable IFRS metric (profit for the period) in the summary financials. Taking into consideration the Staff’s comment and to ensure adjusted metrics are associated with the most directly comparable metric, the Company has also renamed “Cash Flow Conversion Rate” to “Conversion Rate”.

Risk Factors

Risks Relating to Global Blue

Global Blue’s business is dependent on the overall level of consumer spending…, page 50

5.	Comment: Please quantify the portion of your business that serves the leisure segment of the travel industry.

Response: In response to this comment, the disclosure on page 53 of Amendment No. 1 has been revised to clarify that this statement is based on Global Blue’s belief that TFS is an activity undertaken while shopping abroad, which Global Blue believes is predominantly done during leisure travel. Global Blue does not track whether its refunds are for shopping done during leisure, business or other types of travel, so is unable to quantify the portion of its business that serves the leisure segment.

Global Blue’s TFS business is dependent on its airport concessions…, page 54

6.	Comment: Please disclose the percentage of your TFS points that are located in airports.

Response: In response to this comment, the disclosure on page 59 of Amendment No. 1 has been revised to clarify that the percentage of Global Blue’s TFS refund points that are located in airports is 42%.

Mr. Jeff Kauten

June 18, 2020

Risks Related to New Global Blue’s Business and Operations Following the Business Combination, page 67

7.

Comment: Please add risk factor disclosure that discusses the reduced disclosure requirements for emerging growth companies and that your financial statements may not be comparable to companies that comply with public company effective dates due to your election to use the extended transition period for complying with new or revised accounting standards under Section 7(a)(2)(B) of the Securities Act.

Response: In response to this comment, a new Risk Factor captioned “New Global Blue is an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, its ordinary shares may be less attractive to investors” has been included on page 79 of Amendment No. 1.

Shareholders will have limited ability to bring an action against New Global Blue…, page 71

8.

Comment: You state that the articles of association of New Global Blue “will provide for arbitration in Zurich, Switzerland for corporate litigation, including, without limitation, legal proceedings between New Global Blue and its directors and its shareholders.” Please provide a description of this provision and clarify whether, and if so how, this provision affects the rights of your holders to pursue claims under United States federal securities laws. Also, discuss the material risks of the provision or other impacts on shareholders and any uncertainty about enforceability. Please make corresponding changes to your description of securities section.

Response: In response to this comment, the disclosure on pages 76 and 77 of Amendment No. 1 has been revised to describe the arbitration provision and how this provision affects the rights of stockholders to pursue claims under United States federal securities laws, as well as including additional information about the enforceability and potential impacts of such provision. The Company has made corresponding changes on page 290 of Amendment No. 1.

The Business Combination Proposal

Background of the Business Combination, page 102

9.

Comment: Please provide additional disclosure regarding the other potential target that was abandoned by mutual consent. In this regard, please disclose the line of business of the target entity, the date the transaction was abandoned and the reasons for abandoning the potential transaction.

Response: In response to this comment, page 109 of Amendment No. 1 has been revised.

10.

Comment: Expand your disclosure of the parties’ negotiations of the business combination and related transactions to discuss the specific, material terms proposed in the letters of intent, drafts of the merger agreement, and related transactions, the terms and conditions of the final merger agreement, the determination of the final structures of the proposed transactions, and the ultimate amounts and forms of consideration for each transaction.

Response: In response to this comment, pages 108-122 of Amendment No. 1 have been revised.

Mr. Jeff Kauten

June 18, 2020

11.	Comment: Please briefly describe the alternative potential transactions Messrs. Farley and Bonanno presented to the board of directors on November 8, 2019.

Response: In response to this comment, page 111 of Amendment No. 1 has been revised.

FPAC’s Board of Directors’ Reasons for the Approval of the Business Combination, page 110.

12.	Comment: Please disclose the specific companies in the peer groups to which the implied acquisition multiple represents a discount.

Response: Note that this section has been substantially revised to reflect that FPAC’s Board of Directors has changed its recommendation of the Business Combination. In the revised section now entitled “FPAC’s Board of Directors’ Reasons for the Change in Recommendation to AGAINST the Business Combination,” in response to this comment, page 125 of Amendment No. 1 has been revised.

Material Tax Considerations, page 117

13.

Comment: You disclose that New Global has received an opinion from Simpson Thacher & Bartlett LLP on the tax consequences of the merger. It appears that the tax opinion is subject to uncertainty. Please highlight that this is the case and disclose the degree of uncertainty. In addition, please remove language assuming the legal conclusions underlying the opinion such as the assumption that the merger, taken together with related transactions, qualifies as a Section 351 exchange.

Response: The tax disclosure and risk factors regarding tax matters states that the U.S. federal income tax treatment of the Business Combination is subject to uncertainty because the tax rules applicable to the Merger and related transactions are complex and there are no Internal Revenue Code provisions, Treasury regulations, court decisions or published IRS rulings or guidance that directly apply to the facts underlying the Business Combination. For example, the Company has stated the following in the tax risk factors on page 72 of Amendment No. 1:

“U.S. holders of FPAC Common Stock should consult their tax advisors regarding the qualification of the Merger, taken together with the related transactions, as a transfer described in Section 351 of the Code. In addition, U.S. holders are cautioned that the potential application of Section 367(a) of the Code to the Merger and related transactions is complex and depends on factors that cannot be determined until the closing of the Merger. There can be no assurance that the IRS will not take a position contrary to those described above or that a court will not agree with a contrary position of the IRS in the event of litigation. Accordingly, U.S. holders should consult with their tax advisor regarding the potential application of Section 367(a) of the Code in their particular situation.”

In addition, the Company has included the following statement in the tax disclosure on page 135 of Amendment No. 1:

“It should be noted, however, that there is limited guidance regarding the application of these requirements to facts similar to the Transaction. In addition, the determination of whether Section 367(a) of the Code will apply to FPAC stockholders cannot be made until the Transaction is completed. Accordingly, there can be no assurance that Section 367(a) of the Code will not apply to U.S. holders of FPAC Common Stock that participate in the Merger.”

Mr. Jeff Kauten

June 18, 2020

In response to the comment regarding the uncertainty of the opinion, the Company has added the following statement on pages 133 and 134 of Amendment No. 1:

“Although Simpson Thacher & Bartlett LLP intends to deliver an opinion regarding the U.S. federal income tax treatment of the surrender by FPAC stockholders of FPAC Common Stock and the acquisition of New Global Blue Shares by FPAC stockholders in exchange therefor resulting from the Merger and the related transactions, given the complex nature of the tax rules applicable to the Merger and the related transaction and the absence of authorities directly on point or an advance ruling from the IRS, the conclusions stated in the such opinion are not free from doubt, and there is a risk that the IRS could take a contrary position to those described in the opinion and that a court will agree with such contrary position in the event of litigation.”

The Company notes that it has also described the U.S. federal income tax consequences of the transaction failing to qualify as a Section 351 exchange by including the following in the risk factors on pages 71 and 72 of Amendment No. 1:

“If the IRS successfully determines that the transfer is not a transaction described in Section 351(a) of the Code, or that the transfer is a transaction described in Section 351(a) of the Code, but that Section 367(a) of the Code applies to the transfer, then a U.S. holder would generally recognize gain, if any, in an amount equal to the excess of (i) the fair market value of the New Global Blue Shares (and, if such U.S. holder is also surrendering Public Warrants, New Global Blue Warrants) received over (ii) such U.S. holder’s adjusted tax basis in such FPAC Common Stock (and Public Warrant, if any). Any such gain would be capital gain and generally would be long-term capital gain if the U.S. holder’s holding period for the FPAC Common Stock (and Public Warrant, if any) exceeded one year at the time of the Merger.”

In addition, the Company has added the following statement to the tax disclosure on page 135 of Amendment No. 1:

“If the surrender by FPAC stockholders of FPAC Common Stock (and, if such FPAC stockholders are also surrendering Public Warrants, of Public Warrants) and the acquisition of New Global Blue Shares by FPAC stockholders in exchange therefor resulting from the Merger, taken together with the related transactions, are not treated as a transfer of property to a corporation in exchange for stock qualifying for non-recognition of gain or loss under Section 351(a) of the Code or are treated as a transfer described in Section 351(a) of the Code but it is determined that Section 367(a) of the Code applies to the transfer of FPAC Common Stock (and, if such FPAC stockholders are also surrendering Public Warrants, of Public Warrants), then a U.S. holder would generally recognize gain, if any, in an amount equal to the excess of (i) the fair market value of the New Global Blue Shares (and, if such U.S. holder is also surrendering Public Warrants, New Global Blue Warrants) received over (ii) such holder’s adjusted tax basis in such FPAC Common Stock (and Public Warrants, if any). Any such gain would be capital gain, and generally would be long-term capital gain if the U.S. holder’s holding period for the FPAC Common Stock (and Public Warrants, if any) exceeded one year at the time of the Merger. The U.S. holder would not recognize any loss in such holder’s FPAC Common Stock (and Public Warrants, if any) and would not be permitted to net any such losses against any gain recognized with respect to other shares of FPAC Common Stock (and Public

Mr. Jeff Kauten

June 18, 2020

Warrants, if any). The consequences of an exchange of Public Warrants in the Merger by a U.S. holder of Public Warrants that does not also hold FPAC Common Stock will be as described above under “—U.S. holders converting FPAC Warrants for New Global Blue Warrants.”

Finally, in response to this comment, the Company has removed the language that assumes the legal conclusions underlying the opinion throughout Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information Basis of Pro Forma Presentation, page 135.

Global Blue acknowledges that FPAC financial statements included in the unaudited pro forma condensed combined financial statements have not been updated for the most recent publicly available information in this amended F-4 filing. This is due to the fact that the F-4 pro forma financial statement requirements are driven by the Foreign Private Issuer status of Global Blue, which does not require the FPAC periods presented to be updated. Global Blue notes that at present the Company’s March 31, 2020 financial statements are not yet available but intends to include these financial statements and will revise and update the unaudited condensed combined pro forma financial statements to include updated financial information of both Global Blue and FPAC in a future filing.

14.

Comment: We note that in a no redemption scenario the pre-Business Combination shareholders of FPAC (Public and Founders) and the Affiliated Secondary PIPE investor, who is affiliated with the Founder, will have an aggregate ownership interest of approximately 44.6%, while the pre-Business Combination shareholders of Global Blue will have an aggregate ownership interest of approximately 42.1%. Please tell us how you concluded that the pre-Business Combination shareholders of Global Blue will have the largest ownership of New Global Blue.

Response: In response to the comment, the Company would like to first address the key accounting steps and then discuss the relative ownership and investor types, which need to be considered at each step.

•	The Company believes that the transaction should be considered in two separate steps:

•

In the first step, there is a capital reorganization pursuant to which a new holding company, the Company, or New Global Blue, is created and the PIPE investors acquire a stake. The Company considers this step a capital reorganization, as the newly created entity, New Global Blue, has no substance and the transfer of shares to the PIPE investors occurs under common control, that is, the pre-Business Combination shareholders maintain their controlling stake throughout.

Mr. Jeff Kauten

June 18, 2020

•

In the second step, FPAC is merged with a wholly owned subsidiary of New Global Blue, resulting in the further dilution of the pre-Business Combination Global Blue shareholders’ ownership. FPAC does not qualify as a business as it is an empty listed shell holding only cash raised as part of the original equity issuance. As a result, the acquisition of FPAC, by New Global Blue, does not qualify as a business combination, and therefore is outside the scope of IFRS 3. Rather, as there is an exchange of shares between New Global Blue and FPAC as consideration for FPAC’s listing status, the transaction is accounted for in accordance with IFRS 2. The transaction does not have any impact on the operational business or the management of the operational business.

•

As a result of the distinct accounting steps articulated above, the Company considered the relative ownership and investor type at each step, rather than comparing the pre- and post-combination percentages held by the pre-Business Combination shareholders of Global Blue with the former shareholders of FPAC and the Affiliated Secondary PIPE Investors.

•

In the first step, the PIPE investors (Secondary and Primary) acquire approximately 31% of New Global Blue, meaning the pre-Business Combination shareholders, who hold shares jointly and act in concert in relation to their investment, are diluted to approximately 69%. Following this step, they still remain the largest shareholder of New Global Blue.

•

Following the second step, in the No-Redemption scenario, the pre-Business Combination shareholders of New Global Blue would own approximately 42% of the outstanding New Global Blue Shares, former FPAC shareholders approximately 39% (33% by former FPAC public shareholders and 6% the FPAC Founder), and the PIPE investors approximately 19% (7% by the Primary PIPE Investors, 7% by the Strategic Secondary PIPE investors, and 5% by the Affiliated Secondary PIPE Investor). The Company does not consider the former FPAC public shareholders, the FPAC Founder, and the Affiliated Secondary PIPE investor as one entity comparable to pre-Business Combination shareholders, for the following reasons:

•	The FPAC public shareholders are a collection of many small, unrelated investors acting individually, without any direct representation on the board of directors of New Global Blue;

•

While the governance of New Global Blue will be amended to reflect a broader investor base, the pre-Business Combination shareholders, acting in concert by virtue of the Shareholders Agreement, will still maintain the largest individual shareholding, and will have the most significant presence in the governance structure, as compared to other shareholders by having the right to appoint the highest number of board members; and

•

Based on the foregoing, the Company believes that it is appropriate to consider as one of the factors in the analysis of the appropriate accounting treatment, that the pre-Business Combination shareholders of Global Blue will have the largest ownership of New Global Blue after the closing of the Business Combination.

Mr. Jeff Kauten

June 18, 2020

•

Between May 17-19, SL Globetrotter, LP (“Globetrotter”, the main shareholder of Global Blue) acquired $97.8M / 12% of publicly issued FPAC shares. Should Globetrotter decide to not redeem all or a portion of these shares at the redemption date, this would increase the stake of Globetrotter, which is one of the pre-Business Combination shareholders of Global Blue, in New Global Blue.

•	While these facts were not in place when the Company was defining the appropriate accounting treatment, this should further confirm the prior conclusion.

Note 15, page 141

15.

Comment: Please tell us how you will account for the refinancing of your loan under IFRS 9, including whether you consider the refinancing to be an extinguishment, substantial modification, or non-substantial modification. In this regard, tell us whether a gain or loss will be recognized and the basis for your conclusion.

Response: In response to this comment, please refer to both the expanded Pro Forma Condensed Combined Statement of Financial position Note 15 disclosure on page 156 of Amendment No. 1 and expanded Pro Forma Condensed Combined Income Statement Note E disclosure on page 160 of Amendment No. 1. The Pro Forma Condensed Combined Statement of Financial Position Note 15 has been revised to disclose the IFRS 9 expense recognized related to the extinguishment of refinanced debt with a new third party. The Pro Forma Condensed Combined Income Statement Note E has been revised to disclose the one time IFRS 9 expense and the fact that it has been excluded from the Pro Forma Condensed Combined Income Statement as the adjustment is non-recurring in nature as a result of the refinancing being a one-time event.

Pro Forma Adjustments to the Unaudited Condensed Combined Statement of Financial Position Note 11, page 141

16.

Comment: We note your disclosure on page 12 of the cash consideration under the no redemption and maximum redemption scenarios. Please reconcile these amounts to those on the pro forma balance sheet on page 137.

Response: In response to this comment, the disclosures on pages 156 and 157 of Amendment No. 1 have been revised to reconcile the amounts. Cash Consideration, as disclosed on page 12, includes consideration received from Secondary PIPE investors for the sale of shares by Globetrotter and Cayman Holdings, which does not affect the pro forma balance sheet starting on page 152 of Amendment No. 1.

Mr. Jeff Kauten

June 18, 2020

Pro Forma Adjustments to the Unaudited Pro Forma Condensed Combined Income Statement Earnings per share, page 147

17.

Comment: We note from your disclosure on page 260 that Series A Preferred Shares have the same dividend rights and enjoy preferred dividends. Please tell us what consideration was given to paragraphs A13 and A14 of IAS 33 in your pro forma basic earnings per share calculation.

Response: In response to this comment, we advise the Staff that the Series A preferred shares and common stock participate in dividends equally on an as converted basis with no incremental dividends owed, on a cumulative or non-cumulative basis, to the Series A preferred shares until after March 31, 2025. Starting from the financial year ending March 31, 2026, a Preference Dividend may be owed to Series A holders. However, this Preference Dividend is not guaranteed as it is subject to shareholder approval. Given that no Preference Dividend is owed to Series A holders and no Preference Dividend has currently been approved by shareholders, no adjustment has been made to pro forma basic earnings per share related to the Series A Preferred Shares in any of the pro forma periods presented.

Other Information Respecting Global Blue Investigations, page 196

18.

Comment: Revise to disclose the FCA investigation matter in your footnote to the financial statements or explain why you believe it is not necessary. Also, disclose an estimate of the financial effect or explain why it is not practicable to do so. Refer to paragraph 86 of IAS 37.

Response: The FCA carried out “dawn raids” on companies linked to the VAT industry on November 28, 2019. A “dawn raid” is carried out by competition authorities such as the FCA in order to enable them to determine whether or not there has been any breach of competition laws and regulations and, to the extent that they do believe there has been wrong-doing, whether they want to launch any proceedings against the companies concerned, the nature of those proceedings and the penalties they are seeking to apply. As the FCA has noted in its public statement announcing the investigation, dawn raids “do not pre-suppose the existence of a breach of the law which could be imputed to the companies involved in the alleged practices, which only a full investigation into the merits of the case could establish, if appropriate”. At this time, no proceedings have been initiated, and may never be initiated, against Global Blue. The Company engaged an external legal firm to review the key documents obtained by the FCA and to assess whether there was any breach of regulations or wrong-doing in connection with the Company’s understanding of the violations that the FCA suspects. The external legal firm concluded that, at this stage, there is no evidence that Global Blue has been in breach of competition laws in connection with the areas of focus of the FCA investigation. Based on management’s internal review as well as the external legal firm review, management considers any possibility of an outflow of resources to be remote as defined under paragraph 86 of IAS 37. Given this, no disclosure was included within the financial statements.

Mr. Jeff Kauten

June 18, 2020

Tax matters, page 196

19.

Comment: We note your disclosure related to the potential tax liabilities. Please revise to disclose these matters in your footnotes to the financial statements or explain why you believe it is not necessary. Refer to paragraph 88 of IAS 12 and paragraph 86 of IAS 37.

Response: In response to this comment, the Company has revised the notes to the financial statements, as detailed below as to each tax matter.

French Tax Matters

The Company had previously recorded an estimated provision of €10 million in the financial year March 31, 2018 related to the tax audit focused on VAT refund business and related functions. This accrued liability was reduced to €6.4 million as of March 31, 2019.

Separately, there is a tax audit in respect of the transfer pricing policy that is still ongoing; and based on information available at this time, the Company is unable to estimate any potential impact for this matter.

In response to the Staff’s comment, in Amendment No. 1, the Company has revised the notes to the financial statements to include more extensive disclosure in line with that in the F-4 (Note 10 in the annual financial statements and Note 18 in the interim financial statements).

Italy Tax Matters

An aggregate income tax payable of €16.6 million, covering all findings related to the tax audits detailed in the F-4, was previously recorded in Global Blue’s March 31, 2019 accounts. As at September 30, 2019, the Company booked an additional income tax payable of €1.1 million taking the tax payable, including a €3.6 million settlement (in April 2019), to €14.1 million.

Separately, Global Blue Italy received notice of assessment from the tax authorities of the city of Milan, though, based on information available at this time, the Company is unable a to estimate any potential impact for this matter.

In response to the Staff’s comment, in Amendment No. 1, the Company has revised the notes to the financial statements to include more extensive disclosure in line with that in the F-4 (Note 12 in the annual financial statements and Notes 6 and 18 in the interim financial statements).

German Tax Matter

The Company had not previously recorded an income tax payable for the German Tax Matter. In response to the Staff’s comment, in Amendment No. 1, the Company recognized an uncertain tax position of €3.7 million in the financial year ended March 31, 2019. No changes were required for the financial years ended March 31, 2017 or March 31, 2018. The Company has revised the notes to the financial statements to include more extensive disclosure in line with that in the F-4 (Note 12 in the annual financial statements and Note 6 in the interim financial statements). Further details relating to the revisions of the financial statements have been included in Note 1 of the financial statements, in accordance with IAS8 – Accounting Policies, Accounting Estimates and Errors.

Mr. Jeff Kauten

June 18, 2020

Global Blue’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Global Blue’s Business and Results of Operations External factors, page 210

20.	Comment: We note the SiS and Revenue Split information for 2019 provided on page 212. Please provide this information for all financial statement periods presented.

Response: In response to this comment, the disclosure on page 230 of Amendment No. 1 has been revised so that the SiS and Revenue Split information has been included for all financial statement periods presented.

21.	Comment: Please disclose the method by which you calculate your net churn and disclose this information for the periods presented.

Response: In response to this comment, the Company notes that its net churn is calculated by (i) identifying merchants won and lost during the financial year through a bottom-up process leveraging the categorization in Salesforce CRM, (ii) identifying the corresponding SiS gained or lost as percentage of the SiS generated for the respective year, and (iii) summing the percentage related to those gained and lost to arrive at the net churn per annum. To arrive at the average annual net churn over the last five years, management of the Company sums the SiS relating to gained and lost merchants over the period and divides the result by the total realized SiS over the same period. The Company has described the method of calculation in the revised disclosure on page 231 of Amendment No. 1 and included on page 232 of Amendment No. 1 additional data relating to net churn for the financial years 2019, 2018, 2017, 2016 and 2015.

Key Performance Indicators, page 214

22.

Comment: Your disclosure on page 174 discusses the number of transactions you process. In light of the significance of the number of transactions processed, please tell us whether you consider the number of transactions to be a key metric.

Response: In response to this comment, the Company advises the Staff that Global Blue does not consider the number of transactions as a key metric. Instead, SiS is considered a key metric, as it directly drives the company’s revenue generation. For instance, the refund transaction fee (which is split between Global Blue and the respective merchant) is a percentage of the total VAT paid by the international shopper, which itself is a percentage of the SiS.

In other words, SiS converts to revenue, whereas number of transactions usually does not in the same way. Evidence of this linkage is the commentary on Revenue in “Results of Operations” which is based on SiS.

Finally, the number of transactions, for the financial year ended March 31, 2019, is provided on page 189 of Amendment No. 1 for completeness and to provide an indication of scale.

Mr. Jeff Kauten

June 18, 2020

Global Blue Group AG Consolidated Financial Statements

Note 3 Significant accounting policies Revenue recognition, page F-18

23.	Comment: Please explain your basis for recognizing the commission received from providing VAT service revenue, net of the share paid to the merchant. Refer to IFRS 15 paragraphs B34 through B37.

Response: In response to this comment, the Company believes that Global Blue acts as an agent in respect of the VAT refund service rendered to the merchant. Specifically, it is the merchant that makes the promise to the international shopper that VAT could be refunded, and Global Blue is only arranging for those specified services to be provided. In other words, the merchant controls the VAT refund, and engages Global Blue to satisfy this performance obligation on its behalf. Based on the guidance in IFRS 15.B35 and IFRS 15.B37, this results in the merchant being identified as the principal. This is further confirmed by the fact that the refund service provided by Global Blue is only possible as a result of the agreement with the merchant. Accordingly, it is the merchant that has provided the right to provide such service to Global Blue (as per IFRS 15.B35(b)).

In consideration of the above, the merchant is identified as the principal in the transaction. As a result, Global Blue’s obligation to arrange for the provision of the refund service on behalf of the merchant is considered to be in the capacity of an agent. Based on the requirements of IFRS 15.B36, only the commission earned for arranging the refund service is therefore recognized.

24.	Comment: Please explain your basis for recognizing the AVPS commission net of commissions paid to the merchant and acquiring bank. Refer to paragraphs B34 through B37 of IFRS 15.

Response: The merchant controls the VAT refund and also whether to allow the international shopper a choice of currency for the payment of their goods or services. As such, similar considerations apply to those provided to comment 23 above in the assessment of the merchant as principal, and Global Blue as agent. Based on the requirements of IFRS 15.B36, only the amount of commission for arranging this service is therefore recognized.

Note 6 Segment Information, page F-35

25.	Comment: Please tell us if revenues attributed to any individual country in Europe are material, and revise your disclosure accordingly. Refer to paragraph 33 of IFRS 8.

Response: In response to this comment, the Company advises the Staff that no revenue attributable to any individual country in Europe is material relative to the Group or other European countries, and as a result no amendments have been made to the F-pages.

The Company would like to inform the Staff that while revising the financial statements in accordance with IAS 8, as disclosed in response to Question 19, the Company made adjustments to reflect a correction of the statutory life of certain unsuccessful transaction claims. Specifically, during the fourth quarter of the financial year ending March 31, 2020, the Company identified that, while certain

Mr. Jeff Kauten

June 18, 2020

European governments had shortened the statutory life of unsuccessful transaction claims (from 10 years or longer to 5 years) before April 1, 2016, the Company was still using the old statutory life, thus resulting in an understatement of revenue in the financial years ending March 31, 2019 by €3.9 million and March 31, 2018 by €1.4 million and an overstatement of revenue in the financial year ending March 31, 2017 by €0.6 million. The associated impacts have been disclosed in detail in Note 1 of the financials on pages F-12 through F-14 and F-91 through F-94 of Amendment No. 1. In addition, the Company has disclosed the revision in the F-4 explicitly, with a reference to Note 1 of the financials pages F-12 through F-14 and F-91 through F-94 of Amendment No. 1.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at 212.309.6843, Leland Benton at 202.739.5091 or David Bionghi at 212.309.6138. Thank you for your time and consideration.

Very truly yours,

Howard A. Kenny

cc: Far Point Acquisition Corporation

Global Blue Group Holding AG

Simpson Thacher & Bartlett LLP